Filed Pursuant to Rule 424(b)(3) and (c)
Registration No. 333-68642

PROSPECTUS SUPPLEMENT NO. 3
DATED JULY 10, 2002
TO
PROSPECTUS DATED DECEMBER 14, 2001

SAFLINK CORPORATION

15,943,512 Shares of Common Stock

This prospectus supplements the prospectus dated December 14, 2001 of SAFLINK Corporation, a Delaware corporation, as amended by prospectus supplements dated February 22, 2002 and April 17, 2002, relating to the public offering and sale by selling security holders described therein. This prospectus supplement should be read in conjunction with the prospectus and previously filed prospectus supplements, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supercedes the information contained in the prospectus. Capitalized terms not otherwise defined herein have the meanings set forth in the prospectus.

SEE “RISK FACTORS” BEGINNING ON PAGE 4 OF THE PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

RECENT DEVELOPMENTS

On June 28, 2002, we raised approximately $6.6 million through a private placement of common stock. A total of 4,413,334 shares of our common stock were sold to a group of institutional and accredited investors led by a significant existing investor at a price of $1.50 per share, pursuant to the terms of a Securities Purchase Agreement, Registration Rights Agreement and Common Stock Warrant.

Under the terms of the Securities Purchase Agreement, the investors were granted a right of first refusal to purchase their pro rata portion of the securities issued by the company to third parties from the date of closing through June 28, 2003, at the price at which we propose to offer such securities to such third parties. This right of first refusal does not apply to:

•	shares of our common stock to be issued to strategic partners and/or in connection with a merger or acquisition;

•	options to purchase shares of our common stock issued to employees, officers, directors, consultants and vendors in accordance with our equity incentive policies;

•	the issuance of securities pursuant to an underwritten public offering of our securities; or

•	the conversion or exercise of convertible or exercisable securities issued or outstanding prior to June 28, 2002.

The investors were also issued 5-year warrants to purchase an aggregate of 2,206,668 shares of our common stock initially exercisable at $2.25 per share. The warrant exercise price increases to $3.50 per share six months after the effective date of the registration statement covering the shares of our common stock issuable upon exercise of such warrants. Subject to certain exclusions, the price for which the warrants are exercisable is subject to adjustment if we issue shares of common stock for less than the exercise price of the warrants at the time such additional shares our common stock are issued. The shares excluded from the price adjustment provision include:

•	additional shares of our common stock issued in connection with a recapitalization, reorganization, consolidation, merger or sale of the company; and

•	additional shares of our common stock issued as stock dividends, subdivisions and combinations of our common stock.

Neither the common stock nor the warrants issued in the financing have been registered for sale under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration under such act or applicable exemption from the registration requirements of such act. Pursuant to the Registration Rights Agreement, we agreed to file a registration statement on Form S-2 covering the resale of the shares of common stock issued in the financing and shares of our common stock issuable upon exercise of the warrants.

NOTICE TO CALIFORNIA INVESTORS ONLY

In the State of California, sales will be limited to those California investors who have either: (i) a minimum net worth of not less than $250,000 (exclusive of their home, home furnishings, and automobile) and a gross annual income during 2001, and estimated during 2002, of $65,000 or more from all sources; or (ii) a minimum net worth of $500,000 (exclusive of their home, home furnishings, and automobile). Assets included in the computation of net worth may be valued at fair market value. Moreover, each California investor purchasing shares of common stock offered hereby will be required to execute a representation that it comes within one of the above referenced categories in order for us to determine that all California investors meet the required suitability standards.

The date of this prospectus supplement is July 10, 2002.

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